

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Mr. Min Li
Chief Financial Officer
Gulf Resources, Inc.
Level 11, Vegetable Building, Industrial Park of the East
Shouguang City, Shandong, China 262700

> **Re:**   **Gulf Resources, Inc.**
> **Form 10-K**
> **Filed March 13, 2015**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business, page 1

Government Regulation, page 9

1.   We note your disclosure on page 9 regarding hundreds of entities with smaller operations operating without licenses in Shandong Province. Please consider including a risk factor that discusses the risk associated with the operations of such unlicensed entities.

2.   We note your disclosure at the top of page 10 that you have been granted environmental certification from the PRC Bureau of Environmental Protection. Please expand your disclosure to include the duration of such certification.

Item 1A. Risk Factors, page 10

If we do not pass the review and approval for renewing our bromine . . ., page 11

3.   We note your disclosure under this risk factor regarding your licenses and the audit procedure associated with such licenses is not included in the section titled "Government Regulation" on page 9. Please include disclosure under the section titled "Government Regulation" discussing all material regulatory requirements.

Note 10-Equity, page F-18

4.   We note your disclosure that your shareholders approved an amended and restated certificate of incorporation on June 18, 2013, which was subsequently filed with the Secretary of State of the State of Delaware. Please file your amended and restated articles of incorporation as an exhibit. See Item 601(b)(3)(i) of Regulation S-K.

Exhibits, page 53

Exhibit 10.15, page 55

5.   We note that this exhibit number refers to the Acquisition Agreement, dated January 12, 2015, while Exhibit 10.1 to your 8-K filed on January 14, 2015, incorporated by reference is titled "Equity Interest Transfer Agreement." We further note your disclosure in the body of your Form 10-K regarding the Equity Interest Transfer Agreement dated January 12, 2015. To avoid investor confusion, please refer to this agreement in your exhibit list as the "Equity Interest Transfer Agreement."

Form 10-K/A filed on April 29, 2015

Item 10. Directors, Executive Officers and Corporate Governance, page 1

6.   For each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K. We note that we issued a similar comment in our letter dated July 15, 2011. Please confirm your understanding and commitment to comply with Item 401(e)(1) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Manual, page 5

7.   We note your disclosure that Yang Zou made one late Form 4 filing during 2014. Please tell us the number of transactions on the late Form 4 filed by Yang Zou. We note the number of transactions on a late filing is required disclosure. See Item 405(a)(2) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 10

Certain Relationships and Related Transactions, page 10

8.   We note your disclosure under Note 7 to the financial statements in your annual report on Form 10-K for the fiscal year ended December 31, 2014. Please tell us why you did not include similar disclosure under this Item 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser, Staff Accountant, at (202) 551- 3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions. Please contact Frank Pigott, Staff Attorney, at (202) 551-3570 or, in his absence Craig Slivka, Special Counsel, at (202) 551-3729 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief